Via Facsimile and U.S. Mail
Mail Stop 4720

June 2, 2010

Jesper Brandgaard
Executive Vice President and
Chief Financial Officer
Novo Nordisk A/S
Novo Alle 1
DK-2880 Bagsvaerd
Denmark

**Re:  Novo Nordisk A/S**
**Form 20-F for the Fiscal Year Ended December 31, 2009**
**Filed January 11, 2010**
**File Number:  333-82318**

Dear Mr. Brandgaard:

We have reviewed your filing and have the following comments.  In our comments, we ask you to provide us with information to better understand your disclosures.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 5. Operating and Financial Review and Prospects, page 10

1.    You disclose on page 7 that the company anticipates that the expiration of certain patents could impact sales within the next five years. In addition, on page 41 of the 2009 Annual Report you disclose that the introduction of lower-priced, biosimilar products could potentially result in a significant reduction in net sales. Please revise your disclosure to discuss in quantitative and qualitative terms, the impact that expirations of each of the following materially important patents have

had and will have on your results of operations and liquidity in the periods
presented and in future periods:
- The patent for NovoNorm which expired in Europe in 2009 and had
  already expired in the US and Japan. You disclose on page 4 of the
  Annual Report that "we are potentially facing the impact of patent
  expiration of our only oral antidiabetic drug, NovoNorm/Prandin in the
  US and EU during 2010 which is likely to impact sales growth."
- The patent for NovoSeven which will expire in Europe between 2010 and
  2011, in the US in 2010 and has already expired in Japan.
- The patent for NovoRapid which expires in Japan in 2010, Europe in 2011
  and the US in 2014.

Research and Development, Patents, Licenses, Etc., page 12

2.      For each of the projects discussed on pages 16 and 17 of the 2009 Annual Report
        that you deem significant, please revise to disclose the following:
- The research and development costs incurred during each period presented
  and total costs incurred to date;
- The nature, timing and estimated costs of the efforts necessary to complete
  the project;
- The anticipated completion dates;
- The risks and uncertainties associated with completing development on
  schedule, and the consequences to operations, financial position and
  liquidity if the project is not completed timely; and
- The period in which material net cash inflows from significant projects are
  expected to commence.

        Please disclose your criteria for deeming a project significant.  For the remainder
        of projects that you do not deem significant, summarize the number of programs
        and cost for each period by segment (i.e. diabetes care, biopharmaceuticals)  or
        other descriptive class/category showing preclinical versus clinical, and provide
        an estimate of the nature, timing and cost to complete these programs.

Exhibit No. 14.1 Annual Report for the fiscal year ended December 31, 2009
Statement of cash flow, page 54

3.      Please revise your disclosure to include a reconciliation of the amount of cash and
        cash equivalents to the equivalent items reported in the Balance sheet in
        accordance with paragraph 45 of IAS 7.

Notes to the Consolidated Financial Statements

2- Accounting Policies
Other Intangible Assets, page 59

4.      Please tell us how your policy to commence amortization in the year in which the rights first generate sales complies with paragraph 97 of IAS 38. Please also tell us how you policy for capitalizing internally developed software and other IT development costs complies with paragraph 57 of IAS 38. Please revise your disclosure:

- To clarify when amortization begins for internally developed software and costs related to major IT projects; and
- To describe the "recognition criteria" and how the criteria are applied for internally developed software and other IT development costs.

3 – Segment Information, page 62

5.      The table on the bottom of page 19 shows the amount of sales for products within the modern insulins category including NovoRapid, NovoMix and Levemir. Please revise your disclosure herein to include the amount of sales for each product recorded within modern insulins in accordance with paragraph 32 of IFRS 8.

6.      Please revise your disclosure to break out sales attributed to your country of domicile and, if material, by individual foreign country in accordance with paragraph 33 of IFRS 8.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,


Jim B. Rosenberg
Senior Assistant Chief
Accountant